04054139

Morgan

The Morgan Crucible Company plc

14th December 2004

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 17 2004
WASH, D.C. 183 SECTION

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

dlw 1/7

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director Shareholding
Released	15:47 14-Dec-04
Number	3975G

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Martin Flower

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr Martin Flower

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
5,000

8) Percentage of issued class:
0.001

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
Ordinary shares of 25p

12) Price per share:
163p

13) Date of transaction:
13th December 2004

14) Date of notification:
14th December 2004

15) Total holding following this notification:
5,000

16) Total percentage holding of issued class following this notification:
0.001

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
14th December 2004

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	15:51 10-Dec-04
Number	2919G

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:2919G
Morgan Crucible Co PLC
10 December 2004

10th December 2004

BOARD APPOINTMENT

The Board of The Morgan Crucible Company plc announces Sir Clive Whitmore will be retiring as a Director of the Company from 31st December 2004. Sir Clive has been a non-executive Director since 1994, and has served as the senior non-executive Director and as the Chairman of the Remuneration Committee since 1998.

Mr David Godwin (65) will become senior non-executive Director and Chairman of the Remuneration Committee from 1st January 2005.

The Board is pleased to announce the appointment of Mr Martin Flower as a non-executive Director of the Company with effect from today (10th December 2004).

Mr Flower (58) is also currently Deputy Chairman and senior independent non-executive Director of Severn Trent Plc, and a non-executive Director of Biffa Plc. His previous roles include Chairman and Group Chief Executive of Coats plc. Mr Flower worked with Coats for 35 years and was based in different parts of Europe, Asia and South America.

Lars Kylberg, Chairman, said,

"The Board thanks Sir Clive for his wisdom and guidance as a non-executive Director and particularly for the roles he played as Chairman of the Remuneration Committee and as senior non-executive Director. I am also very pleased to welcome Martin Flower to the Board".

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications 01753 837 000

Finsbury Group
Robin Walker 020 7251 3801

END

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